FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________

Teva Reports Record Full Year 2009 and Fourth Quarter Results

Fourth Quarter Sales Total $3.8 Billion and Non-GAAP EPS of $0.94

2009 Sales Total $13.9 Billion and Non-GAAP EPS of $3.37

Record Annual Sales in All Geographies

JERUSALEM--(BUSINESS WIRE)--February 15, 2010--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported record results for the quarter and year ended December 31, 2009.

Full Year and Fourth Quarter Highlights:

  Record quarterly and annual net sales of $3.8 billion and $13.9 billion, up 33% and 25%, respectively, compared to the comparable period in 2008.
  Quarterly non-GAAP net income and non-GAAP EPS of $847 million and $0.94, up 28% and 18%, respectively, compared with the fourth quarter of 2008. Quarterly GAAP net income and EPS totaled $379 million and $0.42, respectively, compared with a loss of $694 million and a loss of $0.88 per share in the fourth quarter of 2008.
  Annual non-GAAP net income and non-GAAP EPS of $3.0 billion and $3.37, up 22% and 11%, respectively, compared with the year ended 2008. Annual GAAP net income and EPS totaled $2.0 billion and $2.23, respectively, compared with $609 million and $0.75 in 2008.
  Quarterly non-GAAP operating income of $1.0 billion, up 41% compared with the fourth quarter of 2008. Quarterly GAAP operating income totaled $412 million, compared with a loss of $412 million in the fourth quarter of 2008.
  Annual non-GAAP operating income of $3.9 billion, up 35% compared to 2008. Annual GAAP operating income totaled $2.4 billion, compared with $1.1 billion in 2008.
  Record global in-market sales of Copaxone® of $2.8 billion in the year ended 2009, up 25% in the fourth quarter and for the full year compared to 2008. Copaxone® continues to be the leading MS therapy in the U.S. and globally.
  Record annual cash flow from operations of $3.4 billion.

“2009 was a very good year for Teva, a year in which our company delivered record-breaking sales and profits across all our geographies and major businesses.” said Shlomo Yanai, Teva's President and Chief Executive Officer. “This was also a year of major strategic achievements, including the successful integration of Barr, a process which was completed less than a year after closing, and from which we expect to continue to derive significant synergies for many years to come.”

Mr. Yanai continued, “I believe that especially against the backdrop of a troubled world economy, our results this year demonstrate Teva’s agility and the strength of our balanced business model, which enable us to deliver continuous profitable growth year after year.”

Net sales for the fourth quarter increased 33% to $3,802 million, compared to $2,848 million in the fourth quarter of 2008. Net sales for the year increased 25% to $13,899 million, compared to $11,085 million in 2008. The integration of Barr's business contributed to the growth in sales in all of Teva's geographies, particularly in the U.S., Russia, Poland, Germany and Croatia.

Exchange rate differences contributed approximately $98 million to sales in the fourth quarter of 2009 as compared to the fourth quarter of 2008, while having a negligible effect on operating income. The impact on sales resulted primarily from the decline in the value of the U.S. dollar relative to certain other currencies (primarily the Euro, the Canadian dollar and the Hungarian forint), partially offset by the strengthening of the U.S. dollar against the Russian ruble and Argentine peso, in the fourth quarter of 2009 compared with the comparable quarter in 2008.

For the full year 2009, exchange rate differences negatively impacted sales by $572 million, while having an approximately $37 million adverse effect on operating profit compared to 2008.

Non-GAAP net income for the fourth quarter of 2009 totaled $847 million, an increase of 28%, while non-GAAP diluted earnings per share were $0.94, an increase of 18% compared to the comparable quarter in 2008. The share count used for the non-GAAP calculation of fully diluted earnings per share for the fourth quarter of 2009 increased by approximately 78 million shares compared to that of the fourth quarter of 2008 due, primarily, to the shares issued in connection with the acquisition of Barr. On a U.S. GAAP basis, net income for the fourth quarter totaled $379 million compared with a loss of $694 million in the fourth quarter of 2008, while diluted earnings per share were $0.42, compared with a loss of $0.88 in the fourth quarter of 2008.

Non-GAAP net income and non-GAAP EPS for the fourth quarter of 2009 are adjusted to exclude the following items:

  Legal settlements of $379 million;
  Amortization of purchased intangible assets and inventory step up of $139 million;
  Impairment of assets of $71 million;
  Restructuring charges and acquisition costs of $25 million;
  Purchased in-process R&D of $23 million;
  Other net financial income of $8 million; and
  A related tax benefit of $161 million.

Non-GAAP net income for the full year 2009 totaled $3,029 million, an increase of 22%, while non-GAAP diluted earnings per share were $3.37, an increase of 11% compared to 2008. The share count used for the non-GAAP calculation of fully diluted earnings per share for 2009 increased by approximately 75 million shares compared to that of 2008 due, primarily, to the shares issued in connection with the acquisition of Barr. On a U.S. GAAP basis, net income for the full year totaled $2,000 million compared with $609 million in 2008, while diluted earnings per share were $2.23, compared with $0.75 in 2008.

Non-GAAP net income and non-GAAP EPS for 2009 are adjusted to exclude the following items:

  Amortization of purchased intangible assets of $485 million;
  Legal settlements of $434 million;
  Inventory step up of $302 million;
  Impairment of assets of $110 million;
  Restructuring charges and acquisition costs of $94 million;
  Purchased in-process R&D of $23 million;
  Other net financial income of $8 million; and
  A related tax benefit of $411 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the fourth quarter of 2008, non-GAAP net income and non-GAAP EPS excluded acquisition of in-process R&D, impairment of financial assets, impairment of assets, amortization of purchased intangible assets, legal settlements and a related tax effect; in the year ended 2008, non-GAAP net income and non-GAAP EPS excluded similar items as in the fourth quarter, but also excluded by a settlement payment from an institution in connection with the Company's auction rate securities portfolio. See the attached table for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Quarterly non-GAAP operating income (which excludes the legal settlements, amortization of purchased intangible assets and inventory step up, impairment of assets, restructuring charges and acquisition costs, and purchased in-process R&D, as detailed above) increased 41% to $1,049 million, compared with the fourth quarter of 2008. On a U.S. GAAP basis, operating income for the fourth quarter of 2009 totaled $412 million compared to a loss of $412 million in the comparable quarter of 2008.

Annual non-GAAP operating income (which excludes the amortization of purchased intangible assets, legal settlements, inventory step up, impairment of assets, restructuring charges and acquisition costs, and purchased in-process R&D, as detailed above) increased 35% to $3,853 million, compared with 2008. On a U.S. GAAP basis, operating income for 2009 totaled $2,405 million, up from $1,145 million in 2008. See the attached table for a reconciliation of U.S. GAAP reported operating income to the adjusted non-GAAP figures.

Sales in North America for the fourth quarter reached $2,324 million, accounting for 61% of total sales and representing an increase of 35% compared with the fourth quarter of last year. Quarterly sales benefited from the launch of generic versions of Prevacid® Delayed-Release (lansoprazole), Allegra-D® 12 Hour (fexofenadine HCl/pseudoephedrine HCl) and the re-launch of Pulmicort Respules® (budesonide) in the quarter, as well as the continued strong sales of generic versions of Protonix® (pantoprazole), Adderall XR® (mixed amphetamine salts), Lotrel® (amlodipine benazapril), Accutane® (isotretinoin), Yasmin® (drospirenone and ethinyl estradiol), Eloxatin® (oxaliplatin), and Famvir® (famciclovir) launched in previous quarters. The quarter's sales also reflected continued strong sales of Copaxone® and ProAir™.

For the full year, sales in North America reached $8,585 million, up 34% compared to 2008. For the full year, sales benefited from strong generic sales, as well as increased sales of Copaxone® and ProAir™.

As of February 5, 2010, Teva had 216 product applications awaiting final FDA approval, including 43 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $113 billion. Of these applications, 140 were "Paragraph IV" applications challenging patents of branded products. Teva believes it is the first to file on 89 of the applications, relating to products with annual U.S. branded sales exceeding $55 billion.

Sales in Europe in the fourth quarter of 2009 totaled $925 million, accounting for 24% of total sales and representing an increase of 30% compared with the fourth quarter of last year. In local currencies, sales in Europe grew 20% compared with the fourth quarter of 2008. The increase in sales was mostly attributable to strong generic sales in Germany, Poland, France and Hungary as well as increased sales of Copaxone® and Azilect®.

For the full year, sales in Europe increased 10% compared to 2008, reaching $3,271 million. In local currencies, sales in Europe grew approximately 22% compared to the full year 2008. This increase in sales resulted from strong generics sales throughout the region (mainly in Germany, Spain, Poland and France), as well as increased sales of Copaxone® and Azilect®.

Since the beginning of 2009, Teva received 1,035 generic approvals in Europe relating to 164 compounds in 324 formulations, including 12 European Commission approvals valid in all EU member states. In addition, Teva had approximately 3,143 marketing authorization applications pending approval in 30 European countries, relating to 241 compounds in 485 formulations, including 9 applications pending with the EMEA.

International sales in the fourth quarter of 2009 totaled $553 million, accounting for 15% of total sales and representing an increase of 35% compared to the fourth quarter of 2008. In local currencies, international sales grew 32% compared with the fourth quarter of 2008. The increase in sales was driven by increased sales in certain countries in Latin America and Israel.

For the full year, international sales totaled $2,043 million, up 20% compared with 2008. In local currencies, international sales grew approximately 32% compared to 2008. For the full year, sales benefited from strong sales in all geographies, including Russia, Latin America and Israel. Latin America contributed 37% of international sales, while the CEE and Israel contributed 25% and 24%, respectively.

Copaxone® continued to lead as the number one MS therapy in the U.S. and globally. Global in-market sales reached $747 million in the fourth quarter of 2009, an increase of 25% over the fourth quarter of 2008. In the U.S., quarterly in-market sales increased 33% to reach $509 million compared to the fourth quarter of 2008. In-market sales outside the U.S. totaled $238 million, up 13% compared to the fourth quarter of 2008. In local currencies, in-market sales of Copaxone® outside the U.S. grew 2%. Sales in Europe grew by 32%, compared to the fourth quarter of 2008, while sales in other international markets were adversely affected by the timing of tenders.

For the full year 2009, global in-market sales of Copaxone® increased by 25% to $2,826 million, with U.S. in-market sales increasing by 39%, to reach $1,917 million and non-U.S. sales up by 3% to $909 million. In local currencies, in-market sales of Copaxone® outside the U.S. grew 12%.

Global in-market sales of Azilect® reached $70 million in the quarter, a 37% increase over the comparable period in 2008. Annual sales grew 39% compared to 2008, reaching $243 million. In local currencies, global in-market sales of Azilect® grew 29% and 44% in the fourth quarter and full year, respectively. In the fourth quarter of 2009 and throughout the year, Azilect® continued to increase its market share in the major European markets and the U.S.

Teva's global respiratory business reached sales of $282 million in the quarter, up 9% compared to $259 million in the fourth quarter of 2008. The increase is attributable primarily to strong ProAir™ and Qvar® sales in the U.S. Annual respiratory sales reached $898 million in 2009, an increase of 15% over 2008 sales of $778 million. Teva's respiratory sales in the U.S. totaled $189 million and $568 million in the fourth quarter and full year 2009, respectively. As of December 31, 2009, Teva maintained its leadership position with a 54% market share in the SABA (short acting beta agonist) market in the U.S.

Teva's women's health business, which was acquired as part of the Barr acquisition, reached sales of $77 million in the quarter, compared to $78 million sold by Barr in the comparable quarter in 2008. Results were impacted primarily by strong sales of Seasonique®, offset by weak sales of Plan B® One Step. Annual women's health sales reached $357 million in 2009, an increase of 12% over sales by Barr in 2008 of $319 million. Teva's sales figures for the fourth quarter and full year 2009 represent proprietary women's health products only and are different from the figures previously reported by Barr as its proprietary sales.

API sales to third parties totaled $136 million in the fourth quarter, down $10 million compared to the comparable quarter last year. Annual sales to third parties totaled $565 million, compared to $603 million in 2008.

Non-GAAP gross profit margin reached 58.6% in the fourth quarter of 2009, compared to the 57.4% non-GAAP gross profit margin recorded in the comparable quarter of 2008. The improvement in non-GAAP gross profit margins reflects higher contributions as a percentage of sales of innovative and branded products (including Copaxone®, ProAir™, Azilect® and women's health products) and new product launches in the U.S. as well as improved gross margins of the U.S. generics base business. GAAP gross profit margin reached 55.2% in the fourth quarter of 2009 compared with GAAP gross profit of 56.1% in the comparable quarter of 2008, reflecting primarily higher amortization of purchased intangible assets expenses.

Net Research & Development (R&D) expenditures in the fourth quarter totaled $219 million, or 5.8% of sales, compared to $215 million recorded in the fourth quarter of 2008, or 7.5% of sales. Gross R&D in the fourth quarter, before reimbursement from third parties for certain R&D expenses (primarily TL Biopharmaceuticals AG, Teva's joint venture with Lonza Group Ltd), were 6.6% of sales. For the full year 2009, net R&D expenditures totaled $802 million, or 5.8% of sales.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) totaled $742 million, or 19.5% of sales, for the fourth quarter, compared to $491 million, or 17.2% of sales, in the comparable quarter of 2008. The increase in S&M expenses is attributable to two main factors: the addition of Barr's business, which is characterized by higher S&M expenses; and higher royalty payments in connection with Copaxone® and other products.

General and Administrative (G&A) expenditures totaled $218 million, or 5.7% of sales, for the fourth quarter, compared with $182 million, or 6.4% of sales, in the comparable quarter of 2008.

The non-GAAP tax rate applicable to Teva's non-GAAP results for the full year 2009 was 16%, compared with a rate of 10% for 2008. The increase in tax rate from 2008 to 2009 resulted primarily from the consolidation of Barr's results. The tax rate for 2009 GAAP results was 8%.

Cash flow generated from operating activities during the fourth quarter of 2009 was $957 million, compared to $969 million in the comparable quarter in 2008. Free cash flow – excluding net capital expenditures (of $179 million) and dividends (of $141 million) – reached $637 million. For the full year, cash flow from operations was $3,373 million, up from $3,231 million, while free cash flow reached $2,187 million. Cash and marketable securities as of December 31, 2009 were $2.5 billion, up approximately $500 million from September 30, 2009.

Total equity on December 31, 2009 amounted to $19.3 billion, an increase of $2.9 billion compared to $16.4 billion as of December 31, 2008. The increase in total equity is attributable primarily to net income recorded in 2009, the conversion of convertible debt and the positive adjustment recorded in connection with the translation of non-U.S. dollar net assets, partially offset by dividends paid during the year.

For the fourth quarter of 2009, the weighted average share count for the fully diluted earnings per share calculation was 900 million and 916 million shares on a GAAP and non-GAAP basis, respectively. As of December 31, 2009, Teva's share count going forward for the fully diluted share calculation is estimated at 919 million shares, while the share count for calculating Teva's market capitalization is approximately 890 million shares.

Dividend

The Board of Directors, at its meeting on February 15, 2010, declared a cash dividend for the fourth quarter of 2009 of NIS 0.70 (approximately 18.7 cents according to the rate of exchange on February 15, 2010) per share, up 16.7% from NIS 0.60 in the previous quarter.

The record date will be February 23, 2010, and the payment date will be March 10, 2010. Tax will be withheld at a rate of 11%.

Conference Call

Teva will host a conference call to discuss the Company's fourth quarter and full year 2009 results, on Tuesday, February 16, 2010 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. A replay of the call will also be available until February 23, 2010, at 11:59 p.m. ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States. The pass code to access the replay is: Account # 3055 and Conference ID# 342952.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, including potential oral and generic competition for Copaxone®, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)
(Unaudited, U.S. Dollars in millions, except earnings (loss) per share)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
		2009	2008	2009	2008
NET SALES		3,802	2,848	13,899	11,085
COST OF SALES (a)		1,703	1,249	6,532	5,117
GROSS PROFIT		2,099	1,599	7,367	5,968
RESEARCH AND DEVELOPMENT EXPENSES		219	215	802	786
SELLING AND MARKETING EXPENSES (b)		752	498	2,676	1,842
GENERAL AND ADMINISTRATIVE EXPENSES		218	182	823	669
ACQUISITION OF R&D IN PROCESS		23	992	23	1,402
LEGAL SETTLEMENTS, IMPAIRMENT, RESTRUCTURING AND ACQUISITION COSTS		475	124	638	124

OPERATING INCOME (LOSS)		412	(412)	2,405	1,145
FINANCIAL EXPENSES – net		26	*302	202	*345
INCOME (LOSS) BEFORE INCOME TAXES		386	(714)	2,203	800
PROVISION FOR INCOME TAXES (c)		(6)	*(23)	166	*184
		392	(691)	2,037	616
SHARE IN LOSSES OF ASSOCIATED COMPANIES – net		12	1	33	1
NET INCOME (LOSS)		380	(692)	2,004	615
ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		1	**2	4	**6
NET INCOME (LOSS) ATTRIBUTABLE TO TEVA		379	(694)	2,000	609

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TEVA:	Basic ($)	0.43	(0.88)	2.29	0.78
	Diluted ($)	0.42	(0.88)	2.23	0.75
WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	888	785	872	780
	Diluted	900	785	896	820

NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA:***		847	662	3,029	2,493

NON-GAAP EARNINGS PER SHARE ATTRIBUTABLE TO TEVA:	Basic ($)	0.95	0.84	3.47	3.19
	Diluted ($)	0.94	0.80	3.37	3.03

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	888	785	872	780
	Diluted	916	838	912	837

*** See reconciliation attached.

(a) Cost of Sales includes $124 million and $35 million of amortization of purchased intangible assets in the three months ended December 31, 2009 and 2008, respectively, and $5 million of inventory step-up in the three months ended December 31, 2009.

(b) Selling and Marketing Expenses includes $10 million and $7 million of amortization of purchased intangible assets in the three months ended December 31, 2009 and 2008, respectively.
(c) Provision for Income Taxes includes $161 million and $74 million of related tax effect of non-GAAP charges in the three months ended December 31, 2009 and 2008, respectively.
* After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).
** Non-controlling interests reclassification.

Teva Pharmaceutical Industries Limited

Condensed Balance Sheets
(Unaudited, U.S. Dollars in millions)

	December 31,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,995	1,854
Short-term investments	253	53
Accounts receivable	5,019	4,653
Inventories	3,332	3,396
Prepaid expenses and other current assets	1,542	1,470
TOTAL CURRENT ASSETS	12,141	11,426
LONG-TERM INVESTMENTS AND RECEIVABLES	534	425
DEFERRED TAXES, DEFERRED CHARGES AND OTHER ASSETS	642	*492
PROPERTY , PLANT AND EQUIPMENT, net	3,766	3,699
IDENTIFIABLE INTANGIBLE ASSETS, net	4,053	4,581
GOODWILL	12,674	12,297
TOTAL ASSETS	33,810	32,920

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt and current maturities of long term liabilities	1,301	2,906
Sales reserves and allowances	2,942	2,708
Accounts payable and accruals	2,680	2,244
Other current liabilities	679	623
TOTAL CURRENT LIABILITIES	7,602	8,481
LONG-TERM LIABILITIES:
Deferred income taxes	1,741	1,723
Other taxes and long term payables	727	621
Employee related obligations	170	182
Senior notes and loans	3,494	3,654
Convertible senior debentures	817	*1,821
TOTAL LONG-TERM LIABILITIES	6,949	8,001
EQUITY:
Teva shareholders' equity	19,222	*16,378
Non-controlling interests	37	**60
TOTAL EQUITY	19,259	16,438
TOTAL LIABILITIES AND EQUITY	33,810	32,920

* After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).
** Non-controlling interests reclassification.

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Net Income (Loss)
(Unaudited, U.S. Dollars in millions, except earnings (loss) per share)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
		2009	2008	2009	2008
REPORTED NET INCOME (LOSS) ATTRIBUTABLE TO TEVA		379	*(694)	2,000	*609
INVENTORY STEP-UP		5	-	302	5
ACQUISITION OF R&D IN PROCESS		23	992	23	1,402
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER COST OF SALES		124	35	450	152
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER SELLING AND MARKETING		10	7	35	28
LEGAL SETTLEMENTS		379	17	434	17
IMPAIRMENT OF ASSETS		71	107	110	107
RESTRUCTURING EXPENSES AND ACQUISITION COSTS		25	-	94	-
SETTLEMENT WITH INSTITUTION – UNDER FINANCE EXPENSES		-	-	-	(100)
IMPAIRMENT OF FINANCIAL ASSETS – NET – UNDER FINANCE EXPENSES		(8)	272	(8)	375
RELATED TAX EFFECT		(161)	(74)	(411)	(102)
NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA		847	662	3,029	2,493

DILUTED EARNINGS (LOSS) PER SHARE:	REPORTED ($)	0.42	(0.88)	2.23	0.75
	Non-GAAP ($)	0.94	0.80	3.37	3.03

ADD BACK FOR DILUTED EARNINGS PER SHARE CALCULATION:
INTEREST EXPENSE ON CONVERTIBLE SENIOR DEBENTURES, AND ISSUANCE COSTS, NET OF TAX BENEFITS	REPORTED ($)	-	-	1	5
	Non-GAAP ($)	10	11	43	46

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES:	REPORTED ($)	900	785	896	820
	Non-GAAP ($)	916	838	912	837

* After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Operating Income (Loss)
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
REPORTED OPERATING INCOME (LOSS)	412	(412)	2,405	1,145
INVENTORY STEP-UP	5	-	302	5
ACQUISITION OF R&D IN PROCESS	23	992	23	1,402
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER COST OF SALES	124	35	450	152
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS – UNDER SELLING AND MARKETING	10	7	35	28
LEGAL SETTLEMENTS	379	17	434	17
IMPAIRMENT OF ASSETS	71	107	110	107
RESTRUCTURING EXPENSES AND ACQUISITION COSTS	25	-	94	-
NON-GAAP OPERATING INCOME	1,049	746	3,853	2,856

Teva Pharmaceutical Industries Limited

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES:
NET INCOME (LOSS)	380	*(692)	2,004	*615

ACQUISITION OF R&D IN PROCESS	23	992	23	1,402
OTHER ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED FROM OPERATIONS	554	*669	1,346	*1,214

NET CASH PROVIDED BY OPERATING ACTIVITIES	957	969	3,373	3,231

NET CASH USED IN INVESTING ACTIVITIES	(263)	(3,856)	(916)	(4,137)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(213)	1,963	(2,265)	1,358

TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS	(84)	(76)	(51)	(86)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	397	(1,000)	141	366

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,598	2,854	1,854	1,488

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,995	1,854	1,995	1,854

* After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Teva Pharmaceutical Industries Limited

	Twelve Months Ended
	December 31,			% of Total
	2009	2008	% Change	2009
	(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	8,585	6,413	34%	62%
Europe*	3,271	2,976	10%	23%
International	2,043	1,696	20%	15%
Total	13,899	11,085	25%	100%

	Three Months Ended
	December 31,			% of Total
	2009	2008	% Change	2009
	(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	2,324	1,727	35%	61%
Europe*	925	710	30%	24%
International	553	411	35%	15%
Total	3,802	2,848	33%	100%

* Includes EU member states, Switzerland & Norway.

CONTACT:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin Mannix, 215-591-8912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	February 16, 2010